UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

SERVIER DETROIT INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

SERVIER PHARMACEUTICALS LLC

(Names of Filing Persons (Parent of Offeror))

an indirect wholly owned subsidiary of

SERVIER S.A.S.

(Names of Filing Persons (Parent of Offeror))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

23954D109

(CUSIP Number of Class of Securities)

Deniz Razon

Chief Business Officer

Servier Pharmaceuticals LLC

200 Pier Four Boulevard

7th Floor

Boston, MA 02210

Telephone: (800) 807-6124

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Piotr Korzynski

Michael S. Pilo

Michael F. DeFranco

Michelle Carr

Baker & McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

Telephone: (312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed by Servier S.A.S., a French société par actions simplifiée (“Servier”), Servier Pharmaceuticals LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Servier (“Parent”), and Servier Detroit Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser” and together with Servier and Parent, the “Servier Parties”), on March 26, 2026. The Schedule TO relates to the offer by the Servier Parties for all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), upon the terms and subject to the conditions set forth in Offer to Purchase, the related Letter of Transmittal and the related Notice of Guaranteed Delivery, each as defined in the Schedule TO, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to amend and supplement the Item set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On March 31, 2026, Richard Lawrence, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York against the Company and the individual members of the Company Board, captioned Lawrence v. Day One Biopharmaceuticals, Inc., et. al., Case No. 651933/2026 (the “Lawrence Complaint”). The Lawrence Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against the Company and the members of the Company Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by the Company on March 26, 2026 in connection with the Offer. The Lawrence Complaint seeks, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

On April 1, 2026, Michael Kent, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York against the Company and the individual members of the Company Board, captioned Kent v. Day One Biopharmaceuticals, Inc., et. al., Case No. 651954/2026 (the “Kent Complaint”). The Kent Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against the Company and the members of the Company Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by the Company on March 26, 2026 in connection with the Offer. The Kent Complaint seeks, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

The Company has also received certain demand letters from purported stockholders of the Company alleging claims similar to those in the foregoing complaints (the “Letters”). Additional lawsuits may be filed against the Company, the Company Board, the Company’s officers and the Servier Parties in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional shareholder demands are received or complaints are filed, absent new or different allegations that are material, the Company and/or the Servier Parties will not necessarily announce such additional demands or complaints.”

SIGNATURES After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 14, 2026	SERVIER DETROIT INC.

/s/ David Lee
Name: David Lee
Title: President and Secretary

SERVIER PHARMACEUTICALS LLC

/s/ David Lee
Name: David Lee
Title: Chief Executive Officer

SERVIER S.A.S.

/s/ Olivier Laureau
Name: Olivier Laureau
Title: President